UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month	October 2013
Commission File Number	0-27760

MIRANDA GOLD CORP.

Unit 1 – 15782 Marine Drive, White Rock, BC, Canada V4B 1E6
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F [X] Form 40 F [ ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release September 16, 2013: Montezuma Completes 2013 Drilling at Miranda’s Red Canyon Gold Project

Press Release September 30, 2013: 2013 Drilling Completed at Miranda Gold’s Angel Wing Project Intersects 45 FT of 0.076 OZ AU/TON

DESCRIPTION:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA GOLD CORP.
(Registrant)

Date: October 8, 2013	By:	“Doris Meyer”

Doris Meyer, Chief Financial Officer and Corporate Secretary